

Mail Stop 6010

March 14, 2008

Mr. Barry G. Caldwell
Chief Executive Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

      Re: **Staar Surgical Company**
               Form 10-K for the Fiscal Year Ended December 29, 2006
               File No. 000-11634

Dear Mr. Caldwell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Kevin Vaughn
                                  Branch Chief